

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 22, 2016

Warren Sheppard
Chief Executive Officer and Director
Kibush Capital Corporation
5635 N. Scottsdale Rd., Suite 170
Scottsdale, AZ 85250

> **Re: Kibush Capital Corporation**
> **Form 10-K/A for the Year Ended September 30, 2015**
> **Filed March 31, 2016**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2015**
> **Filed March 24, 2016**
> **Response dated March 28, 2016**
> **File No. 000-55256**

Dear Mr. Sheppard:

We have reviewed your March 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q/A for the Quarterly Period Ended June 30, 2015

Item 1. Financial Statements

1. We note your restatement of the presented financial statements as referenced in the Explanatory Note on page 2. Please revise your filing to identify the financial statements as restated and provide the disclosures in the footnotes required by ASC 250-10-50 related to the Correction of an Error in Previously Issued Financial Statements.

2. We note in your restated September 30, 2015 Form 10-K/A filed March 31, 2016, that the "Investment in unconsolidated Joint Venture/Mining Rights" line item has a $40,000 balance as of September 30, 2014. However, the same line item has a $0 balance as of September 30, 2014, in the restated June 30, 2015 Form 10-Q/A filed March 24, 2016. Please tell us and revise your filing to consistently disclose the correct amount.

Item 4. Controls and Procedures

3. We note in your restated September 30, 2015 Form 10-K/A you disclose that the Company's disclosure controls and procedures are not effective due to the several material weaknesses. However, in the restated June 30, 2015 Form 10-Q/A on page 22 you state that the disclosure controls and procedures are effective. It appears the material weaknesses you describe on page 38 of your restated 2015 Form 10-K/A were in existence for the full 2014 and 2015 fiscal years. Please revise your filing to restate you conclusion on disclosure controls and procedures or explain how you determined they were effective.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services